Exhibit 12
CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

	Year Ended December 31,
	2002	2003	2004	2005	2006
Income from continuing operations	$547	$432	$282	$223	$271
Income taxes for continuing operations	286	230	137	108	132
Capitalized interest	(3)	(3)	(2)	(3)	(4)

	830	659	417	328	399

Fixed charges, as defined:
Interest	285	361	345	328	240
Capitalized interest	3	3	2	3	4
Interest component of rentals charged to operating expense	2	2	1	1	2

Total fixed charges	290	366	348	332	246

Earnings, as defined	$1,120	$1,025	$765	$660	$645

Ratio of earnings to fixed charges	3.86	2.80	2.20	1.99	2.62